SCHEDULE 13G

GNC HLDGS INC
CLASS A COMMON STOCK
Cusip #36191G107
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

Cusip #36191G107
Item 1: Reporting Person - John Y. Tang
Item 2: (a)  [ ]
        (b)  [ ]
Item 4: United States of America
Item 5: 4,951,947
Item 6: 0
Item 7: 4,951,947
Item 8: 0
Item 9: 4,951,947
Item 11: 5.85%
Item 12: IN

Item 1(a). Name of Issuer:

GNC HLDGS INC

Item 1(b). Address of Issuer's Principal Executive Offices:

300 SIXTH AVE
PITTSBURGH, PA 15222
USA

Item 2(a). Name of Person Filing:

John Y. Tang

Item 2(b). Address or Principal Business Office or, if None, Residence:

2160 North Central Rd Ste 110, Fort Lee, NJ 07024

Item 2(c). Citizenship:

United States

Item 2(d). Title of Class of Securities:

CLASS A COMMON STOCK

Item 2(e). CUSIP Number:

36191G107

Item 3.

Item 4. Ownership

(a) Amount Beneficially Owned: 4,951,947

(b) Percent of Class: 5.85%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 4,951,947

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 4,951,947

(iv) shared power to dispose or to direct the disposition of: 0


Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2019


/s/ John Y. Tang
Signature